THE SECURITIES AND FUTURES AUTHORITY



The Securities and Futures Authority Limited
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BOARD NOTICE 554

Registered in England and Wales No 1998622
Registered Office as above

DISCIPLINARY ACTION   **26 September 2000**

NOMURA INTERNATIONAL PLC, ROBERT MAPSTONE AND GARY CHANNON

In March 1998 SFA brought disciplinary proceedings against Nomura International Plc ("Nomura"), Mr Mapstone and Mr Channon in relation to the trading strategy adopted by Nomura, Mr Mapstone and Mr Channon in order to unwind Nomura's Australian index arbitrage position on 29 March 1996. On 25 February 1997 the Australian Securities Commission commenced proceedings in the Federal Court of Australia against Nomura alleging breaches of various provisions of the Corporations Law and the Trade Practices Act. At Nomura's request, SFA stayed its disciplinary proceedings pending the outcome of the Australian proceedings. On 10 December 1998 the Federal Court of Australia found that in carrying out the strategy, Nomura had contravened provisions of the Corporation Law and the Trade Practices Act: for example Nomura had engaged in conduct intended to create a false or misleading appearance of active trading on the ASX and with respect to the price of securities and the price for dealings in a futures contract.

The proceedings against Nomura were concluded by settlement in November 1999. The proceedings against Mr Mapstone and Mr Channon were determined by the Disciplinary Tribunal earlier this year.

The following penalties have been imposed:

- **Nomura to be severely reprimanded, pay a fine of £350,000 and pay a contribution to SFA's costs of £122,944**

- **Mr Mapstone to be expelled from the Register of Directors and the Register of Representatives and pay a contribution to SFA's costs of £60,000**

- **Mr Channon to be severely reprimanded, pay a fine of £60,000 and pay a contribution to SFA's costs of £20,000**

Mr Mapstone was employed by Nomura as co-head of its Equity Division. Mr Channon was employed by Nomura as Head of Equity Derivative Trading. Mr Channon reported to Mr Mapstone. Both were based in London.

In February 1995, Nomura commenced index arbitrage trading in the Australian markets. This comprised buying stocks listed in the All Ordinaries Index ("AOI") traded on the Australian Stock Exchange ("ASX") and selling Share Price Index ("SPI") futures contracts traded on the Sydney Futures Exchange ("SFE").

The AOI consisted of approximately 360 stocks, weighted in accordance with market capitalisation. All trading was conducted on the ASX's computerised order-driven system. The AOI was calculated by reference to the last on-market sale price of each stock. The SPI futures contract tracked the movement of the AOI. The SPI futures contract was cash settled on the last business day in the months of March, June, September and December ("the Expiry Date"). On an Expiry Date, an index arbitrageur could either unwind a position (by allowing the futures contracts to expire and by selling stock) or roll the position over into the next contract month. The expiry settlement price for the SPI contract was calculated by reference to the single point method: that is, the level of the AOI used in calculating the expiry settlement price was the level as at the close of trading on the ASX on the Expiry Date. This required taking the value of each component stock of the AOI as at the closing time on the Expiry Date to compute the expiry settlement price.

Initially, the size of Nomura's Australian index arbitrage book was approximately £3 million. Nomura had positions in about 20 stock layers. By March 1996 the size of the book was approximately £435 million and Nomura had positions in virtually all the AOI stocks. In the interim and when agreeing to the increase in size of the book, Nomura, Mr Mapstone and Mr Channon had considered a number of risks arising from the non-convergent nature of the expiry mechanism of the SPI futures contract and had concluded in September 1995 that, in the event Nomura wished to unwind its position on expiry rather than rolling it over, it would be preferable to have a large position as this would increase the probability of matching or beating the expiry level. It was proposed that, in such circumstances, Nomura would send in wave after wave of selling orders at the end of the day; to ensure that all the stocks would close Nomura would also place a series of buy orders at a discount of 10% or more to the last traded price for the stock. Such a level would give Nomura a good starting point from which to unwind the resulting long stock position the following day.

By 28 March 1996 (the day prior to the Expiry Date for March 1996) it was highly probable that Nomura would unwind its arbitrage position the next day rather than roll it over. The trading strategy to be adopted by Nomura for the March Expiry Date was conceived by Mr Channon in the lead up to 29 March 1996. Mr Mapstone was fully involved in and responsible for Nomura's unwind strategy. The strategy was, in summary, as follows:

- to create a sell basket of stocks representing the large majority of Nomura's long stock position which would be placed with a number of Australian brokers. The brokers would receive the sell basket at about midday. Trading instructions and details of actual order size would follow later;

- to create a bid basket whereby Nomura would bid at a substantial discount to the market price for stocks the subject of its sell basket: that is, whereby Nomura would bid for its own stock. The bid basket would replicate the sell basket with discounts of 5% (top 20 stocks), 8% (next 30 stocks), 10% (next 50 stocks), 15% (next 100 stocks) and 20% (bottom 160 stocks) on the closing price of those names as at the close of trading on the ASX on 28 March 1996. The bid basket was placed with an Australian broker;

- to place protective offers in the top 10 stocks in the AOI in an effort to narrow the bid/offer spread and to reduce the effect of high-ticking;

- to sell June 1996 SPI futures contracts ("June Contracts") as a hedge against the anticipated long position in stock which would arise from the bid basket being hit by Nomura as seller;

- separately, Mr Channon decided to sell March Contracts throughout the day as a speculative trade on the basis that the AOI was likely to fall.

On 29 March 1996, the SFE commenced trading at 9:50 (Sydney time). At about 9:48 (Sydney time) Nomura began placing orders with its brokers to sell March Contracts. In this and following actions, Nomura personnel were acting on the instructions of Mr Channon. Nomura continued to sell March Contracts throughout the day. From about 11:00 (Sydney time) onwards Nomura began to fax its sell orders to brokers: the brokers were requested to load up the orders and await further instructions. The brokers were not told whether the order was a buy or a sell order at this time. From about 14:20 (Sydney time) onwards Nomura began to advise the brokers that the order was a sell order. From about 13:53 (Sydney time) Nomura began to sell June Contracts. From about 15:07 (Sydney time) onwards, Nomura began to tell the brokers with whom the sell basket had been placed that: the size of the basket was trebled; the brokers were to start offering stocks best offer 30 minutes prior to the close; the brokers were to sell very aggressively in the last 5 minutes; and that Nomura was price insensitive and wished to achieve the market close.

From about 15:22 onwards (Sydney time) Nomura began to tell the brokers to go best offer 15 minutes prior to the close and to hit bids very aggressively in the last 2 or 3 minutes. In Nomura's conversations with the brokers, it was emphasised to the brokers that Nomura was indifferent to a significant fall in value of the stock. In some instances, brokers were told that Nomura wished to achieve market impact. After market close at 16:00 (Sydney time) it became apparent that most of the brokers had not completed the sell orders despite the existence of the discounted bid basket also placed by Nomura. Some trading (at the closing price) took place after the close. On 29 March 1996 the AOI fell from a high of 2251.3 (at 15:05) to 2225.6 at the close, a fall of 25.7 points. The AOI stood at 2243.3 at 15:45; and at 2237.9 at 15:50. Nomura was left with a long stock position of approximately £34 million. Nomura sold 1040 June Contracts during the day (underlying value approximately £29 million). During the day Nomura had sold 2620 March Contracts. Almost half of this position had been accumulated in the final hour of trading. Largely because of the failure of the Australian brokers to complete the sell orders, Nomura's bid basket was hit in only two stocks: Metal Manufacturers Ltd (which Nomura had bought from itself at a 15% discount) and National Mutual Property Trust Units (which Nomura had bought from itself at a 20% discount).

When considering the conduct of Mr Channon and Mr Mapstone, the Disciplinary Tribunal concluded that Nomura's strategy as devised by Mr Channon was well designed to drive down the AOI by the aggressive selling of shares shortly before the close. Aggressively selling a very large position towards the close is not necessarily objectionable. However, in relation to the bid basket, the Tribunal found that the whole concept of trading with oneself in the market at an abnormal price must raise serious regulatory questions in the mind of any right-thinking person. The bid basket was a major part of the overall strategy, but it was plainly improper and it was market manipulation. The use of the bid basket was a serious case of market misconduct.

In March 1996 the SFE, which was aware that Nomura had a significant short position of March Contracts (about 15% of open interest), had expressed concern to Nomura that any attempt to liquidate positions in the time leading up to expiry might result in a disorderly market and that any such activity should be done in a fair and orderly manner with a view to avoiding any adverse effect on the final settlement price of the March Contract.

Mr Mapstone spoke to the SFE on two occasions, first on 27 March 1996 and second on 29 March 1996 at 14:36 (Sydney time). On the first occasion Mr Mapstone did not disclose Nomura's proposed strategy. On the second occasion the Tribunal found that Mr Mapstone deliberately and thoroughly misled the SFE as to Nomura's strategy and intentions. At this point all the plans had been made and put in place and simply awaited the commencement of selling. Mr Mapstone kept the SFE in the dark: he obviously manipulated the conversation both to conceal from the SFE what Nomura's true intentions were and to leave the SFE with a general feeling of assurance that all was well. The Tribunal found that this involved a serious and conscious lack of integrity.

Within an hour of the conversation with the SFE at 14:36 (Sydney time) on 29 March 1996, Mr Mapstone had a very different conversation with a friend and former business colleague who was an Australian fund manager in which he told the fund manager that Nomura would shortly be selling £3-400 million worth of stock, which could be a good buying opportunity, and that in the smaller stocks Nomura had also put in a buy order at about 20% down. The Tribunal found that Mr Mapstone telephoned the fund manager for the sole purpose of providing him with valuable inside market intelligence in the plainest breach of his duties toward Nomura and by way of an improper release of highly price sensitive information to one favoured market trader.

In its settlement with SFA, Nomura has admitted that in placing the discounted bid basket in combination with the other elements of the strategy it did not satisfy the requirement to observe high standards of market conduct, and thus breached Principle 3 of FSA's Statements of Principle. SFA took into account that neither Mr Channon nor Mr Mapstone explained the trading strategy to be adopted to more senior management, the compliance department or the legal department and no approval for that strategy was given by more senior management, the compliance department or the legal department. SFA accepted that Nomura had co-operated fully.

The Tribunal found that Mr Channon had breached Principle 3 of the FSA's Statements of Principle in relation to the bid basket. It also found that Mr Channon did not know or believe that the bid basket was unlawful.

The Tribunal also found that Mr Mapstone had breached Principle 3 in relation to the bid basket: In addition, Mr Mapstone was found to have breached Principle 1 and Principle 2 in relation to his telephone conversations with SFE and the Australian fund manager. The Tribunal also found that Mr Mapstone was not fit and proper.

Questions

Any enquiries regarding this Notice should be addressed to Jeremy La Niece, Enforcement Counsel Tel: 020 7676 1346.

BY ORDER OF THE BOARD

T ARMSTRONG

SECRETARY